MFS(R) INVESTMENT MANAGEMENT
             500 BOYLSTON STREET, BOSTON, MASSACHUSETTS 02116-3741
                                  617-954-5000



                                        July 14, 2009

VIA EDGAR
John Grzeskiewicz, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   MFS Series Trust XV
      Request for Withdrawal of Post-Effective Amendments
      File Nos. 02-96738 and 811-04253

Dear Mr. Grzeskiewicz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, MFS Series Trust XV (the "Trust") respectfully requests withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement on Form N-1A:

 Post Effective          Date             Submission
Amendment Number        Filed                 Type          Accession Number
---------------- ------------------- ------------------- -----------------------
---------------- ------------------- ------------------- -----------------------

      30             10/10/2008             485APOS        0001193125-08-209155

      31             12/23/2008             485BXT         0001193125-08-259262

      32             01/22/2009             485BXT         0001193125-09-009624

      33             02/20/2009             485BXT         0001193125-09-033893

      35             03/20/2009             485BXT         0001193125-09-059680

      36             04/21/2009             485BXT         0001193125-09-083310

      37             05/21/2009             485BXT         0001193125-09-116380

      38             06/18/2009             485BXT         0001193125-09-133093


These Post-Effective Amendments relate to a new series of the Trust, MFS Fundamental 130/30 Fund (the "Fund").
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The Trust has determined that it has no plans to proceed with the offering of the Fund at this time. No securities were sold in connection with these Post-Effective Amendments.

Should you have any questions or comments, please contact me at (617) 954-5843. Sincerely,

/s/ Brian E. Langenfeld

Brian E. Langenfeld
Assistant Secretary